1333 West Loop South, Suite 1700
Houston, TX 77027
Tel 713.513.3300
www.c-a-m.com

VIA EDGAR

May 24, 2010

Mr. John Lucas

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Definitive Proxy Statement
Filed March 23, 2010
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 3, 2010
File No. 1-13884

Dear Mr. Lucas,

This letter will confirm your conversation with Charles M. Sledge during which you and Mr. Sledge agreed to a revised due date of June 10, 2010 for Cameron’s response to the Securities and Exchange Commission’s letter dated May 13, 2010, regarding the captioned documents.

Sincerely,

/s/ Grace B. Holmes
Grace B. Holmes
Corporate Secretary and Governance Officer

cc:	Charles M. Sledge, Cameron
Chief Financial Officer